Mail Stop 6010

May 7, 2008

VIA U.S. MAIL AND FAX (631) 981-9751

Mr. Gary Pokrassa
Chief Financial Officer
701 Koehler Avenue
Ronkonkoma, New York 11779

> **Re:** **Lakeland Industries, Incorporated**
> **Form 10-K for the year ended January 31, 2008**
> **Filed April 14, 2008**
> **File No. 000-15535**

Dear Mr. Pokrassa:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended January 31, 2008

Financial Statements, page 43

Note 1. – Business and Significant Accounting Policies, page 47

Revenue Recognition, page 47

1.   We note from your business overview that your customers include distributors who
      maintain inventory, several governmental agencies, as well as end users in the private
      sector. In addition we see that you have several product categories. Please expand future
      filings to describe your revenue recognition policy in greater detail. For example, to the
      extent that the policy differs among customer categories make your disclosure product
      line specific, details should be provided to the extent that policy differs among the
      various marketing venues used by the Company, and if the policies vary in different parts
      of the world those differences should be discussed. Please also provide details of any
      discounts, return policies, post shipment obligations, customer acceptance, warranties,
      credits, rebates, and price protection or similar privileges and how these impact revenue
      recognition.

Note 3. – Property, Plant and Equipment, page 53

2.   With regards to your purchase of the Industrial Glove assets of RFB Latex, please
      respond to the following:
      • Please clarify for us how you accounted for the acquisition of these assets.
      • In addition, please tell us about the $1.5 million purchase option you refer to in your
        disclosure, how the purchase option relates to the acquisition of the assets as well as
        your accounting for it.
      • Lastly, we note your disclosure that you are in the process of setting up a new
        subsidiary that will consummate the purchase transaction. Please clarify for us when
        this acquisition will be complete and how the timing and structure of the deal impacts
        your accounting.

Item 9A. Controls and Procedures, page 68

3.   Please revise the language used in your disclosure concerning changes in your internal
      control over financial reporting in future filings to indicate whether there was any change
      to your internal control over financial reporting that has materially affected, or that is
      reasonably likely to materially affect, your internal control over financial reporting,
      consistent with the language used in Item 308(c) of Regulation S-K.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- The company is responsible for the adequacy and accuracy of the disclosure in the filings;

- Staff comments or changes to disclosure in response to staff do not foreclose the Commission from taking any action with respect to the filing; and

- The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Julie Sherman, Staff Accountant, at (202) 551-3640 or me at (202) 551-3603 if you have any questions regarding these comments. In this regard, do not hesitate to contact Angela Crane, Accounting Branch Chief, at (202) 551-3554.

Sincerely,

Jay Webb
Reviewing Accountant